UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2009
COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Resolution on Purchase of Investment Securities
     On May 21, 2009, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to purchase investment securities, as follows:

1.	Issuer of Investment Securities	— Issuer: SK Broadband
— Representative Director: Shin Cho
— Paid-in-capital: Won 1,179,795,435,000
— Relationship with the Company: Affiliate
— Number of issued and outstanding shares: 235,959,087 shares
— Business: Communications and others

2.	Details of Investment	— Number of shares: Not applicable
— Purchase Price: Up to Won 300,000,000,000
— Paid-in-capital of the Company: Won 10,730,043,316,000
— Ratio to paid-in-capital: 2.80%
— Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3.	Total number of shares owned and percentage after investment	— Number of shares: Not available — Percentage of ownership: Not available

4.	Method of Investment	Participation in capital increase of SK Broadband using preemptive rights as
SK Broadband’s shareholder

5.	Purpose of Investment	Increased competitiveness for the Company and affiliate

6.	Expected date of closing	July 21, 2009

7.	Purchase price / Total assets of the Company (%)	1.61%

8.	Back-door listing	Not applicable

9.	Back-door listing for the issuer	Not applicable

10.	Date of Board resolution	— May 21, 2009
— Outside Directors: 5 out of 5 in attendance
— Audit Committee Member: In attendance

11.	Reporting required to Korea Fair Trade Commission	Yes

12.	Other noteworthy matters
— The Company will participate in SK Broadband’s capital increase pro rata to its stake in SK Broadband of 43.4%, and will be investing additionally in forfeited shares in case there is any unclaimed shares after the subscription period

— The Company’s participation in SK Broadband’s capital increase will be up to Won 300 billion, including the investment in forfeited shares
— Power is vested in the Company’s Representative Director on confirmation and execution of the following matters, within the maximum investment amount of Won 300 billion:
■ Number of forfeited shares to purchase
■ Total investment amount
■ Terms of investment
■ Date of investment
■ Other matters in connection with the contemplated investment in SK Broadband

— “3. Total number of shares owned and percentage after investment” and “7. Purchase price/Total assets of the Company” are subject to change depending on whether there are unclaimed shares after the subscription period, and we will issue an amended disclosure once the numbers are confirmed

Summary of Financial Conditions of the Issuer (Unit: in millions of Won)
Financial Year	Assets	Liabilities	Total Shareholders’ Equity	Paid-in- capital	Revenue	Net income
2008	3,131,121	1,719,925	1,411,196	1,179,795	1,861,396	-98,839
2007	2,671,403	1,158,333	1,513,070	1,175,045	1,868,255	7,236
2006	2,854,445	1,361,279	1,493,166	1,161,229	1,723,346	-86,047

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: June 1, 2009